Exhibit 99.1

PERION REVENUES INCREASE 31% AND NON GAAP NET INCOME UP 68%
IN THIRD QUARTER OF 2013

Tel Aviv and Seattle – November 12, 2013 – Perion Network Ltd. (NASDAQ: PERI), today announced financial results for the third quarter and nine months ended September 30, 2013.

Q3 2013 non-GAAP Financial Highlights Include:

•	Quarterly revenues increased 31% year-over-year reaching $21.3 million;

•	EBITDA increased 48% year-over-year to $5.6 million;

•	Net income increased 68% year-over-year, reaching $4.5 million; and

•	Earnings per Share increased 31% year-over-year, reaching $0.34.

First Nine Months 2013 non-GAAP Financial Highlights Include:

•	Year-to-date revenues increased 84% year-over-year and were $73.3 million;

•	EBITDA increased 96% year-over-year reaching $17.8 million;

•	Net income increased 105%, reaching $13.6 million; and

•	Earnings per Share increased 59%, reaching $1.05.

ClientConnect Pro-forma non-GAAP Financial Highlights Include:

On September 16, 2013, Perion announced an agreement to combine with Conduit’s ClientConnect in an all-stock transaction, scheduled to close in early January 2014, subject to a vote of Perion’s shareholders and other closing conditions. Management does not anticipate any issues with the vote or closing at this time.

Select highlights of ClientConnect’s Pro-forma non-GAAP third quarter financial performance as provided by Conduit are as follows1:

•	Third quarter revenues increased 58% year-over-year reaching $80.9 million;

•	Third quarter EBITDA increased 48% year-over-year reaching $21.2 million;

•	Third quarter net income increased 44% year-over-year, reaching $19.4 million;

•	Year-to-date revenues increased 62% year-over-year reaching $241.4 million;

•	Year-to-date EBITDA increased 65% year-over-year reaching $79.6 million; and

•	Year-to-date net income increased 63%, reaching $69.6 million.

Josef Mandelbaum, Perion’s CEO commented: “This was a momentous quarter for Perion, highlighted by the agreement to combine with Conduit’s ClientConnect business to create an industry powerhouse. On a stand-alone basis, we hit the upper range of our revenue guidance and surpassed our EBITDA and net profit expectations. With our search diversification strategy now fully implemented, we are already seeing great progress, and can say with confidence that Q4 will show significant growth over Q3. From a product standpoint, we launched our new iPhone and Android app, Molto, and are excited by the great reviews and ratings Molto has been receiving.”

“The transaction with ClientConnect has not yet closed, however, our optimism surrounding the combination continues to grow,” continued Mr. Mandelbaum. “As the new, larger and more profitable Perion, we will be uniquely positioned to execute our business strategy and become a preferred partner of app developers, by offering them the best solution to monetize and distribute their apps across all devices.  Furthermore, this combination will enable us to increase organic investment in our technology and data platforms, expand faster into mobile and invest in growth through acquisitions.  I fully expect 2014 to be another milestone year in Perion’s history, and one that will positively shape our future in the coming years.”

Non-GAAP Financial Comparison for the First Nine Months and Third Quarter of 2013:

Revenue: In the third quarter of 2013, revenues reached $21.3 million, reflecting a 31% increase compared to the $16.3 million of revenues in the third quarter of 2012. This increase was attributable to a 25% year over year increase in search generated revenues, while other revenues increased 43%. The increase in search revenues was achieved while continuing to diversify the Company’s search partners, with no more than 40% of search generated revenues coming directly from any one of our search partners.

In the first nine months of 2013 revenues were $73.3 million, increasing 84% from the $39.8 million recorded in the same period in 2012. Search generated revenues increased by 128% and other revenues grew by 25%. The increase in search generated revenues was due to both organic growth and the acquisition of SweetPacks in November 2012. Growth in other revenues was attributable to other advertising revenues.

1 For the purposes of comparison, ClientConnect financials for the third quarter and first nine months of 2012 have been adjusted to reflect 2013 economic terms.

Gross Profits: As a result of the increase in revenues, in the third quarter of 2013 gross profit increased as well, and was $20.4 million, or 96% of sales, increasing 34%, compared to $15.2 million, or 94% of sales in the third quarter of 2012. Gross profit in the first nine months of 2013 was $70.1 million, or 96% of revenues, increasing 88% compared to $37.2 million, or 93% of revenues in the first nine months of 2012.

Customer Acquisition Costs (“CAC”): In the third quarter of 2013, CAC was $8.2 million, 40% higher than the $5.8 million spent in the third quarter of 2012. In the first nine months of 2013, Perion invested $32.0 million in CAC, increasing 159% compared to the $12.4 million invested in the first nine months of 2012. The increase in CAC was lower than initially planned for this period, as the Company was adapting its acquisition strategy to its new partners and the new industry environment. Management is in the process of cautiously ramping up this investment in the fourth quarter, increasing revenues in that quarter and powering growth into 2014.

EBITDA: In the third quarter of 2013, EBITDA was $5.6 million, increasing $1.8 million, or 48%, compared to $3.8 million in the third quarter of 2012, despite the $2.3 million increase in CAC. Perion’s EBITDA margin increased this quarter to 26%, compared to 23% the same quarter last year. In the first nine months of 2013 EBITDA was $17.8 million, or 24% of revenues, and nearly double the $9.1 million, or 23% or revenues, in the first nine months of 2012.

Net Income: In the third quarter of 2013, net income increased 68%, reaching $4.5 million or $0.34 per share, compared to $2.6 million, or $0.26 per share in the third quarter of 2012. In the first nine months of 2013, net income was more than double the same period last year, reaching $13.6 million, or $1.05 per share, compared to $6.7 million, or $0.66 per share, in the first nine months of 2012. The GAAP Net Loss was $1.7 million, due to one-time, non-deductible, acquisition-related costs of $3.4 million.

Cash Flow from Operations: Based on U.S. GAAP, in the first nine months of 2013, cash flow from operations was $12.7 million, compared to $4.8 million in the first nine months of 2012.  Cash flow from operations in the first nine months of 2013 was due to $2.1 million in GAAP net income, non-cash amortization, stock based compensation and accretion expenses of $9.9 million and $0.7 million from change in operating assets and liabilities.

Financial Outlook

Based on currently available information, Perion is updating its outlook for fiscal 2013 as follows:

•	Revenue is expected to be in the range of $102 million to $104 million.

•	EBITDA is expected to be in the range of $24 million to $25 million.

•	Non-GAAP Net Income is expected to be in the range of $18 million to $19 million; and

•	Non-GAAP diluted EPS between $1.38 and $1.45.

“The fourth quarter is shaping up to be a very strong growth quarter for us, both in terms of revenue and profitability,” concluded Mr. Mandelbaum. “However, in line with our commitment to the highest industry standards, we have decided to be even more selective regarding new business partners.  Therefore we are slightly adjusting our full year guidance.  While there are certainly headwinds in the market right now, we have always been proactive in our support of better policies and in the long term continue to believe this presents an opportunity for us to capture market share.”

Perion’s expectation of non-GAAP adjusted net income for the fiscal year 2013 excludes share-based compensation expense, acquisition amortization and certain other adjustments, and assumes an effective tax rate of 25 percent.  For the purpose of calculating diluted EPS and non-GAAP diluted EPS, the Company assumes approximately 13.1 million weighted-average diluted ordinary shares outstanding for the fourth quarter and for the full year.

Conference Call
Perion will host a conference call to discuss the results today, November 12th at 10 a.m. EST (5 p.m. Israel Time). Details are as follows:
•	Dial-in number from within the United States: 1-888-438-5448
•	Dial-in number from Israel: 180-924-5906
•	Dial-in number (other international): 1-719-785-1765
•	Playback, available until November 19, 2013 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Pin number for the replay 3708973.
•	A live webcast is accessible at http://www.perion.com/events-presentations.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turns life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit http://www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, accretion of payment obligation related to acquisition and taxes on amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operations.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure of any closing conditions to the Share Purchase to be satisfied and the failure of the proposed transaction to be consummated for any other reason, the failure to realize the anticipated benefits of the proposed transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com
Source: Perion Network Ltd.

PERION NETWORK LTD.

NON-GAAP SUMMARY FINANCIAL METRICS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenues:
Search	$13,562	$10,861	$52,008	$22,811
Product and Other	7,722	5,413	21,281	17,024
Total revenues	$21,284	$16,274	$73,289	$39,835
Gross Profit	$20,423	$15,233	$70,079	$37,219
EBITDA	$5,634	$3,801	$17,791	$9,068
Net Income	$4,454	$2,649	$13,640	$6,665
Diluted EPS	$0.34	$0.26	$1.05	$0.66

PERION NETWORK LTD.

GAAP FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and number of shares in thousands (except per share data), (unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Revenues:
Search	$13,562	$10,861	$52,008	$22,811
Product and Other	7,722	5,354	21,281	16,046
Total revenues	21,284	16,215	73,289	38,857
Cost of revenues	2,721	1,293	8,790	3,380
Gross profit	18,563	14,922	64,499	35,477
Operating expenses:
Research and development, net	2,928	2,711	9,221	7,858
Selling and marketing	2,761	2,036	8,103	5,260
Customer acquisition costs	8,162	5,825	32,043	12,363
General and administrative	5,573	1,738	9,857	5,253
Total operating expenses	19,424	12,310	59,224	30,734
Operating income (loss)	(861)	2,612	5,275	4,743
Financial expense, net	483	58	1,284	254
Income (loss) before taxes on income	(1,344)	2,554	3,991	4,489
Taxes on income	314	861	1,918	1,548
Net income (loss)	$(1,658)	$1,693	$2,073	$2,941

Basic earnings (loss) per share	$(0.13)	$0.17	$0.17	$0.30
Diluted earnings (loss) per share	$(0.13)	$0.17	$0.16	$0.29

Basic weighted number of shares	12,468	10,003	12,277	9,968
Diluted weighted number of shares	12,468	10,158	12,998	10,062

PERION NETWORK LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars and number of shares in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
GAAP revenues	$21,284	$16,215	$73,289	$38,857
Valuation adjustment on acquired deferred product revenues	-	59	-	978
Non-GAAP revenues	$21,284	$16,274	$73,289	$39,835

GAAP gross profit	$18,563	$14,922	$64,499	$35,477
Valuation adjustment on acquired deferred product revenues	-	59	-	978
Share based compensation	2	2	7	14
Amortization of acquired intangible assets	1,858	250	5,573	750
Non-GAAP gross profit	$20,423	$15,233	$70,079	$37,219

GAAP operating expenses	$19,424	$12,310	$59,224	$30,734
Acquisition related expenses	3,432	188	3,432	501
Share based compensation	357	246	1,081	775
Amortization of acquired intangible assets	414	211	1,363	632
Non-GAAP operating expenses	$15,221	$11,665	$53,348	$28,826

GAAP operating income (loss)	$(861)	$2,612	$5,275	$4,743
Valuation adjustment on acquired deferred product revenues	-	59	-	978
Acquisition related expenses	3,432	188	3,432	501
Share based compensation	359	248	1,088	789
Amortization of acquired intangible assets	2,272	461	6,936	1,380
Operating income adjustments	6,063	956	11,456	3,648
Non-GAAP operating income	$5,202	$3,568	$16,731	$8,391

GAAP net income (loss)	$(1,658)	$1,693	$2,073	$2,941
Operating income adjustments	6,063	956	11,456	3,648
Accretion of payment obligation related to acquisitions	293	-	843	76
Taxes on amortization of acquired intangible assets	(244)	-	(732)	-

Non-GAAP net income	$4,454	$2,649	$13,640	$6,665

GAAP diluted earnings (loss) per share	$(0.13)	$0.17	$0.16	$0.29

Non-GAAP diluted earnings per share	$0.34	$0.26	$1.05	$0.66

Shares used in computing GAAP diluted earnings (loss) per share	12,468	10,158	12,998	10,062
Shares used in computing Non-GAAP diluted earnings per share	13,123	10,158	12,998	10,062

Non-GAAP net income	$4,454	$2,649	$13,640	$6,665
Income tax expense	314	861	1,918	1,548
Taxes on amortization of acquired intangible assets	244	-	732	-
Interest expense, net	190	58	441	178
Depreciation and amortization	432	233	1,060	677
Non-GAAP EBITDA	$5,634	$3,801	$17,791	$9,068

PERION NETWORK LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,276	$21,762
Trade receivables	12,024	10,246
Restricted cash	10,260	10,260
Other receivables and prepaid expenses	4,249	5,424
Total current assets	53,809	47,692

LONG-TERM ASSETS:
Property and equipment, net	1,456	1,522
Goodwill and other intangible assets, net	67,402	72,730
Other assets	1,433	1,215
Total long-term assets	70,291	75,467
Total assets	$124,100	$123,159

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,300	$2,300
Trade payables	9,322	9,560
Deferred revenues	4,800	5,132
Payment obligation related to acquisitions	24,484	20,317
Accrued expenses and other liabilities	17,177	14,679
Total current liabilities	58,083	51,988

LONG-TERM LIABILITIES:
Long-term debt	4,825	6,550
Contingent purchase consideration	-	6,078
Other long-term liabilities	3,297	3,833
Total long-term liabilities	8,122	16,461

SHAREHOLDERS' EQUITY	57,895	54,710
Total liabilities and shareholders' equity	$124,100	$123,159

PERION NETWORK LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands, (unaudited)

	Nine months ended September 30,
	2013	2012
Operating activities:
Net income	$2,073	$2,941
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,996	2,057
Stock based compensation expense	1,088	789
Accretion of payment obligation related to acquisition	843	389
Net change in operating assets and liabilities	742	(1,418)
Net cash provided by operating activities	12,742	4,758

Investing activities:
Purchase of property and equipment	(545)	(447)
Other	(171)	-
Capitalization of software development and content costs	(2,033)	(585)
Acquisition of subsidiary	-	(6,626)
Net cash used in investing activities	(2,749)	(7,658)

Financing activities:
Exercise of share options	-	75
Deferred payment made in connection with acquisition	(2,754)	-
Proceeds from long-term loans	-	10,000
Payment of long-term loans	(1,725)	(575)
Net cash provided by (used in) financing activities	(4,479)	9,500
Net increase in cash and cash equivalents	5,514	6,600
Cash and cash equivalents at beginning of period	21,762	11,260
Cash and cash equivalents at end of period	$27,276	$17,860

Supplemental disclosure of non-cash investing activities:
Issuance of shares in connection with the acquisition of Smilebox	$-	$337
Stock-based compensation that was capitalized as part of capitalization of software development costs	$25	$25